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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 12b-25

                        Commission File Number 333-66333
                            CUSIP Number 655295-10-3

                           NOTIFICATION OF LATE FILING

(Check one): |X| Form 10-KSB*   |_| Form 11-K    |_| Form 20-F    |_| Form 10-Q
|_| Form N-SAR
         For Period Ended:  JUNE 30, 1999

|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K
         For the Transition Period Ended:___________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If this notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

        *Special Financial Report to be filed pursuant to Rule 15d-2 on Form 10-KSB.

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: NOLBO, Inc.

Former name if applicable:

Address of principal executive office: 8426 Sunstate Street

City, State and zip code: Tampa, Florida 33634


                                     PART II
                             RULE 12b-25 (b) AND (c)

_________If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|      (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense;

|X|      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|X|      (c)      The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                    NARRATIVE

        Information necesssary to prepare for the audit of our year ended June 30, 1999 financial statements was not available.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:
Steven Morse             (516) 487-1446

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              |X| Yes  |_| No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              |X| Yes  | | No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Estimated 1999 Net Loss -- $230,000
                                1998 Net Income -- $ 11,942

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                                   NOLBO, INC.
                (Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 12, 1999              By:    /s/  Bo Grektorp
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                                           Bo Grektorp,
                                           Vice-President